October 6, 2021

Dear Shareholder,

You should have previously received a letter from me along with information about our recently announced tender offer. This tender offer is an opportunity for all existing shareholders to tender, or sell, some or all of their shares back to the Corporation. The type of tender offer we have selected is called a "modified Dutch auction," which allows you, as a shareholder to select a price (within a predetermined price range) for which you are willing to sell any number of your shares.

I encourage you to read the material included in the package carefully, talk with your financial advisor, and consider your options before making a decision regarding this opportunity. In order to participate, it is important that you complete the tender process as soon as possible, as the expiration date is approaching on 5:00 P.M. New York City Time on October 13, 2021.

Please complete and return the Letter of Transmittal provided in the original mailing, along with your physical stock certificates to our depositary, Broadridge Financial Solutions, Inc. Below are the options for returning your physical documents. You can find further information regarding your position, such as registration and account number, on the back cover of the Letter of Transmittal if needed to assist with completing your letter.

By Mail:	By UPS, FedEx, or Courier:
Broadridge, Inc.	Broadridge, Inc.
Attn: BCIS Re-Organization Dept.	Attn: BCIS IWS
P.O. Box 1317	51 Mercedes Way
Brentwood, NY 11717-0718	Edgewood, NY 11717
If you have any questions, you may reach out to Debra Campbell within our Shareholder Services Department at (989) 779-6237, or by using the submission form on our website under Shareholder Services.

We thank you for your continued support as we remain dedicated to serving our local communities, our customers and you, our shareholders.

Warm regards,

Jae A. Evans, President & CEO

ADDITIONAL INFORMATION
This letter is neither an offer to purchase nor a solicitation of an offer to sell shares of Isabella Bank Corporation. The tender offer (as defined above) is made solely by the Offer to Purchase, dated September 1, 2021, and the related Letter of Transmittal, and any amendments or supplements thereto. The Offer to Purchase and the related Letter of Transmittal contain important information that should be read before any decision is made with respect to the tender offer.

ISABELLA BANK CORPORATION             PO Box 100, Mt. Pleasant, MI 48804-0100                   www.isabellabank.com